Exhibit 3

CUSIP No: 983905100      Schedule 13D/A           Page 15 of 15

                           Exhibit 4

   XIOX ANNOUNCES CLOSING OF $9.5 MILLION PRIVATE PLACEMENT

BURLINGAME, Calif., October 5, 1998, 3:46 P.M. PDT -- XIOX Corporation (NASDAQ: XIOX) announced today that it held the second of two closings under an agreement announced September 21, 1998 to raise approximately $9.5 million from the private placement of Series A Preferred Stock to Intel Corporation, Flanders Language Valley and Zero Stage Capital and other private investors.

In the second closing, approximately $6.5 million of Series A Preferred Stock was sold to the investors on substantially the same terms as the first closing, which raised approximately $3.1 million on September 21, 1998. All together, 1,907,989 shares of Series A Preferred were sold under the agreement at a purchase price of $5.00 per share. The Series A Preferred Stock will be convertible into Common Stock on a 1:1 basis subject to certain anti-dilution provisions.

XIOX Corporation, headquartered in Burlingame, California, manufactures and distributes a complete line of telephone management support and control systems and service bureau solutions for the commercial and hospitality markets. For more information about XIOX, visit the Company's web site at http://www.xiox.com.

Except for the historical information contained herein, the matters discussed in this news release are forward looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors such as the availability and market acceptance of new products and product reliability, which may cause the actual results, performance or achievements Xiox to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. For further information, refer to the risk factors detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Contact: XIOX Corporation
Melanie Reid, VP Finance/CFO
650/375-8188
mreid@xiox.com